UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Warner Music Group Corp.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
934550104
(CUSIP Number)
December 31, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) orotherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 934550104	Schedule 13G	Page 2 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON Music Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%

12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 934550104	Schedule 13G	Page 3 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON Music Partners Capital Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%

12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 934550104	Schedule 13G	Page 4 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON Music Partners GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%

12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 934550104	Schedule 13G	Page 5 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON Lexa-Music Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%

12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 934550104	Schedule 13G	Page 6 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON Edgar Bronfman, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER 4,050,199.4282 SHARED VOTING POWER 3,969,790 SOLE DISPOSITIVE POWER 4,050,199.4282 SHARED DISPOSITIVE POWER 3,969,790

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,019,989.4282

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%

12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 934550104	Schedule 13G	Page 7 of 13

Item 1.	(a)	Name of Issuer Warner Music Group Corp. (the “Company”).
	(b)	Address of Issuer’s Principal Executive Offices 75 Rockefeller Plaza New York, NY 10019
Item 2.	(a)	Names of Persons Filing This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
		(i)	Music Capital Partners, L.P., a Cayman Islands exempted limited partnership ( “Music Capital”);
		(ii)	Music Partners Capital Limited, a Cayman Islands exempted company (“Music Partners” and the general partner of Music Capital);
		(iii)	Music Partners GP, LLC, a Delaware limited liability company (“Music Partners GP” and the sole shareholder of Music Partners);
		(iv)	Lexa-Music Capital, LLC, a Delaware limited liability company (“Lexa-Music” and the managing member of Music Partners GP); and
		(iv)	Mr. Edgar Bronfman, Jr. (“Mr. Bronfman” and managing member of Lexa-Music).

CUSIP NO. 934550104	Schedule 13G	Page 8 of 13

(b)

Address of Principal Business Office

The address of the principal business offices of (i) Music Capital, (ii) Music Partners, (iii) Music Partners GP and (iv) Lexa-Music is 767 Fifth Avenue, 46th Floor, New York, NY 10152

The address of the principal business office of Mr. Bronfman is 75 Rockefeller Plaza, 30th Floor, New York, NY 10019.

(c)	Citizenship
	(i)	Music Capital – a Cayman Islands exempted limited partnership
	(ii)	Music Partners – a Cayman Islands exempted company
	(iii)	Music Partners GP– a Delaware limited liability company
	(iv)	Lexa-Music – a Delaware limited liability company
	(iv)	Mr. Bronfman – United States
(d)	Title of Class of Securities Common Stock, par value $0.001 per share (the “Common Stock” or “Shares”)
(e)	CUSIP Number 934550104

CUSIP NO. 934550104	Schedule 13G	Page 9 of 13

Item 3.	This statement is not being filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).
Item 4.	Ownership.

Amount Beneficially Owned:

(i)     None of Music Capital, Music Partners, Music Partners GP and Lexa-Music beneficially own any Shares.

(ii)    Mr. Bronfman may be deemed to beneficially own an aggregate of 8,019,989.4282 Shares. This amount includes 3,969,790 Shares held directly by three trusts for the benefit of Mr. Bronfman or a member of his immediate family, of which Mr. Bronfman is a trustee and may be deemed to have beneficial ownership. Mr. Bronfman disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest.

Percentage Owned:

Based on calculations made in accordance with Rule 13d-3(d), and there being 149,522,471.17 Shares outstanding as of January 8, 2008, Mr. Bronfman may be deemed to beneficially own approximately 5.4% of the outstanding shares of Common Stock.

Number of Shares as to Which Such Person Has:

Mr. Bronfman may be deemed to have sole power to direct the voting and disposition of 4,050,199.4282 Shares held directly by him and shared power to direct the voting and disposition of 3,969,790 Shares held by the trusts referred to above. See Item 4(a).

Item 5.	Ownership of Five Percent or Less of a Class None of Music Capital, Music Partners, Music Partners GP or Lexa-Music owns any Shares.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable.
Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not applicable.

CUSIP NO. 934550104	Schedule 13G	Page 10 of 13

Item 8.

Identification and Classification of Members of the Group

Because of the stockholders agreement among affiliates of Thomas H. Lee Partners, L.P. (“THL”), affiliates of Bain Capital Investors, LLC (“Bain Capital”) and affiliates of Providence Equity Partners, Inc. (“Providence”), Mr. Bronfman and certain other parties, THL, Bain Capital, Providence and Mr. Bronfman are deemed to be a group pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, with respect to the Company’s Common Stock.

Item 9.	Notice of Dissolution of Group Not applicable.
Item 10.	Certification Not applicable.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP No. N07045102	Page 11 of 13 Pages

SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   January 31, 2008

MUSIC CAPITAL PARTNERS, L.P.
By:	Music Partners Capital Limited, its General Partner
By:	/s/ Gary Fuhrman
Name: Gary Fuhrman Title: Vice President

MUSIC PARTNERS CAPITAL LIMTED
By:	/s/ Gary Fuhrman
Name: Gary Fuhrman Title: Vice President

MUSIC PARTNERS GP, L.L.C.
By:	/s/ Gary Fuhrman
Name: Gary Fuhrman Title: Vice President

CUSIP No. 934550104	Page 12 of 13 Pages

SCHEDULE 13G

LEXA-MUSIC CAPITAL, LLC
By:	/s/ Edgar Bronfman, Jr.
Name: Edgar Bronfman, Jr. Title: Managing Member

                                                                                       /s/ Edgar Bronfman, Jr.

Edgar Bronfman, Jr.

CUSIP No. 934550104	Page 13 of 13 Pages

SCHEDULE 13G

Exhibit Index

Exhibit 1.*	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

* Previously filed.